

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2012

Via Email
Mr. Matthew Worrall
Chief Executive Officer
Amerilithium Corp.
871 Coronado Drive
Suite 200
Henderson, NV 89052

  Re: Amerilithium Corp.
     Form 8-K
     Filed May 21, 2012
     File No. 333-155059

Dear Mr. Worrall:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Brian McAllister
          Staff Accountant
          Office of Beverages, Apparel, and
          Mining